Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
(In thousands, except per share data)	2009 Post-merger	2008 Pre-merger
Basic and diluted numerator:
Income (loss) attributable to the Company – Common Shares	$(87,880)	$88,783	*
Income attributable to the Company – Unvested Shares	—	123	*

Income (loss) attributable to the Company	$(87,880)	$88,906
Denominator:
Weighted average common shares – basic	355,331	355,079	*
Effect of dilutive securities:
Stock options and restricted stock	—	715	*

Weighted average common shares – diluted	355,331	355,794	*
Net income (loss) per basic common share	$(.25)	$.25	*
Net income (loss) per diluted common share	$(.25)	$.25	*

*	Reflects implementation of FSP EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” See Note 1 for additional information.

Equity awards of 7.1 million and 3.1 million were outstanding as of March 31, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.